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                              May 13, 2021

       Patricia Trompeter
       Chief Executive Officer
       Parsec Capital Acquisitions Corp.
       320 W. Main Street
       Lewisville, TX 75057

                                                        Re: Parsec Capital
Acquisitions Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted April 20,
2021
                                                            CIK No. 0001855751

       Dear Ms. Trompeter:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 filed April 20, 2021

       Summary
       Sourcing of Potential Initial Business Combination Targets, page 6

   1. Please clarify here that the low price the founders paid for the founder shares creates an incentive whereby your
officers and directors could potentially make a substantial profit even if you select an
acquisition target that subsequently declines in value and is unprofitable for public
investors. As a separate matter add a risk factor addressing this risk. Make
corresponding changes to the main section on page 65.
       The Offering, page 12

   2. Revise to include a Conflicts of Interest section summarizing the various conflicts of
 Patricia Trompeter
Parsec Capital Acquisitions Corp.
May 13, 2021
Page 2
         interest between the Company and its public shareholders, on the one hand, and the sponsor, officers or directors or affiliates thereof, on the other hand. This would include, without limitation, the conflicts inherent in the founder shares and warrants being worthless if the SPAC does not complete a business combination transaction. Make corresponding changes to the main section on page 93.
Description of Securities
Redeemable Warrants, page 107

3. Please revise to include a new specifically-captioned subsection disclosing the exclusive forum provision that will apply to the offered securities. We note disclosure in your Risk
         Factors section that the exclusive forum provision in your warrant agreement applies to actions arising under the Securities Act. Please revise that risk factor and this section to state that there is uncertainty as to whether a court would enforce such provision. Please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities
         Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
       You may contact Rolf Sundwall at 202-551-3105 or Bonnie Baynes at 202-551-4924 if
you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or Eric Envall at 202-551-3234 with any other questions.



FirstName LastNamePatricia Trompeter                            Sincerely,
Comapany NameParsec Capital Acquisitions Corp.
                                                                Division of
Corporation Finance
May 13, 2021 Page 2                                             Office of
Finance
FirstName LastName